SCHEDULE 13D

CUSIP No. 479167 10 8	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Johnson Outdoors Inc.

(Name of Issuer)

Class A Common Stock, par value $.05 per share

(Title of Class of Securities)

479167 10 8

(CUSIP Number)

Linda L. Mallon

555 Main Street

Suite 500

Racine, Wisconsin 53403

(262) 260-4046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Johnson Bank S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 39-1141446

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF	7	SOLE VOTING POWER 514,545 shares (1)

SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,254,906 shares (1)

BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 514,545 shares (1)

PERSON WITH	10	SHARED DISPOSITIVE POWER 2,254,906 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,451 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4% (1)(2)

14	TYPE OF REPORTING PERSON (See Instructions) BK

(1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.

(2) Based on 7,903,932 shares of Class A Common Stock and 1,217,977 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of January 12, 2007, as reported on the Johnson Outdoors Inc. Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2007.

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 3 of 5 Pages

THIS AMENDMENT NO.12 TO SCHEDULE 13D is filed by Johnson Bank (the “Bank”). In this Amendment No. 12 to Schedule 13D, the Bank is sometimes referred to as a “Reporting Person.” This filing shall serve to amend and supplement the Amendment No. 11 to Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on November 30, 2006.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to the Schedule 13D is amended and supplemented by the following:

On February 15, 2007, irrevocable trusts for which the Bank is the trustee (the “Irrevocable Trusts”) purchased an aggregate amount of 55,200 shares of Class A Common Stock for an aggregate purchase price of $1,009,056 from a revocable trust for which the Bank is also trustee (the “Revocable Trust”). The purchase price for the shares of Class A Common Stock was paid in cash and the purchase price per share was $18.28, which was the average of the high and low market price of the Company’s Class A Common Stock on February 15, 2007. The source of the funds for the purchase of the Class A Common Stock by each of the Irrevocable Trusts was funds held by such trust estate.

Item 4.	Purpose of Transaction.

Item 4 to the Schedule 13D is amended and supplemented by the following:

On February 15, 2007, irrevocable trusts for which the Bank is the trustee purchased an aggregate amount of 55,200 shares of Class A Common Stock from a revocable trust for which the Bank is also trustee.

The Reporting Person does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization of dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 4 of 5 Pages

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

(a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Person is set forth below:

Reporting Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Beneficial Ownership	Percentage of Outstanding Shares
The Bank	514,545 (1)	2,254,906 shares (1)	2,769,451 shares (1)	30.4% (1)(2)

(1)    Includes shares of Class B Common Stock which are convertible at any time on a one share-for-one share basis into shares of Class A Common Stock.

(2)    Based on 7,903,932 shares of Class A Common Stock and 1,217,977 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of January 12, 2007, as reported on the Johnson Outdoors Inc. Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2007.

(c)-(e). Not Applicable.

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Johnson Bank

Dated: February 21, 2007	By: /s/ Brian Lucareli

Name: Brian Lucareli

Title: Senior Vice President